RECD S.E.C
MAR 22 2002
1086

Freedom Ship International, Inc.

P.O Box 5020
Sarasota, Florida 34239 USA

1802 E. Busch Boulevard
Tampa, Florida, 33612 USA

Phone: 941-953-4567

Fax: 941-952-1803

Attn: Mr. Kurt Murao Phone: 202-942-1934 Fax: 202-942-9516

Please attach the following amendment to the Freedom Ship International, Inc. offering document submitted on March 16, 2002

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

02027321

24-10010

PROCESSED
JUN 18 2002
THOMSON FINANCIAL

Norman Nixon, CEO, Date

Norman Nixon, Chairman of the Board Date

John Fries, Board Member Date

3-20-02

Paul Kidwell, Board Member Date